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SYNOVUS                                 NEWS RELEASE
FINANCIAL
CORP.
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                                                Filed by Synovus Financial Corp.
                                                  Commission File No.  001-10312

                                Subject Company: United Financial Holdings, Inc.
                                                  Commission File No.  005-55641

    On November 13, 2002, Synovus Financial Corp., a Georgia corporation, issued the following press release.

For Immediate Release
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Contact:  Aimee Davis   Patrick A. Reynolds  Susan Blackburn    C. Peter Bardin
          Synovus       Synovus              United Financial   United Financial
          706.644.0528  706.649.4973         727.824.8755       727.824.8752

                   Synovus and United Financial Merger Update
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         Columbus, Ga., November 12, 2002 - Synovus (NYSE - "SNV"), the
Columbus, Georgia based diverse financial services company, and United Financial Holdings, Inc. (Nasdaq: "UFHI") today announced that their previously announced merger agreement has been amended to reflect that Synovus will issue 2,268,167 shares of its Common Stock and $34,000,000 in cash for all the outstanding common stock and preferred stock convertible into common stock of United Financial. An additional 215,277 shares have been allocated for UFHI's option holders, bringing the total number of Synovus Shares to 2,483,444 for all of UFHI's common stock and common stock equivalents outstanding. Each share of United Financial Common Stock will be exchanged for either .8021 shares of Synovus Common Stock, $16.47 of cash or a combination thereof. The transaction is expected to close during the first quarter of 2003.

In September, Synovus announced the acquisition $408 million asset United Financial Holdings, Inc. in St. Petersburg, Florida; the parent company of United Bank, United Bank of the Gulf Coast, United Trust Company and EPW Investment Management, Inc. Headquartered in St. Petersburg, United Bank operates seven full-service banking centers in Pinellas County, Florida and has begun construction on an eighth location in Clearwater. United Bank of the Gulf Coast is based in Sarasota with one office and plans to open another in Manatee County by year-end. These will be Synovus' first bank locations along the growing central west coast of Florida.

Both United Bank and United Bank of the Gulf Coast will operate under their existing names, management teams and local boards of directors.

About Synovus

Synovus (NYSE: "SNV"), with more than $18 billion in assets, provides integrated financial services including banking, financial management, insurance, mortgage and leasing services through 39 affiliate banks and other Synovus offices in Georgia, Alabama, South Carolina, Florida and Tennessee; and electronic payment processing through an 81 percent stake in TSYS (NYSE: "TSS"), the world's largest third-party processor of international payments. Synovus is No. 5 on FORTUNE magazine's list of "The 100 Best Companies To Work For" in 2002. See Synovus on the Web at www.synovus.com.

Synovus will be filing a Registration Statement on Form S-4 and other relevant documents concerning the merger with the SEC. Such document also will serve as a proxy statement for United Financial Holdings, Inc. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Synovus will be available free of charge from the Corporate Secretary of Synovus at Suite 301, One Arsenal Place, 901 Front Avenue, Columbus, Georgia 31901, Telephone 706-649-4751. READ THE REGISTRATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.